UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cascade Microtech, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

147322101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147322101

1.	Names of Reporting Persons Eric W. Strid
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 667,523
	6.	Shared Voting Power 594,000
	7.	Sole Dispositive Power 667,523
	8.	Shared Dispositive Power 594,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,261,523
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.78% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Percentage calculated based on 16,218,428 shares of Common Stock outstanding as of December 31, 2013.

Item 1.

	(a)	Name of Issuer Cascade Microtech, Inc., an Oregon corporation

	(b)	Address of Issuer’s Principal Executive Offices 9100 SW Gemini Drive, Beaverton, OR 97008

Item 2.

	(a)	Name of Person Filing Eric W. Strid

	(b)	Address of Principal Business Office or, if none, Residence Eric W. Strid, c/o Cascade Microtech, Inc., 9100 SW Gemini Drive, Beaverton, OR 97008

	(c)	Citizenship Mr. Strid is a United States citizen

	(d)	Title of Class of Securities Common Stock, $0.01 par value per share

	(e)	CUSIP Number 147322101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a	)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b	)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c	)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d	)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e	)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f	)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g	)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h	)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i	)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j	)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,261,523

(b) Percent of class: 7.78%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 667,523

(ii) Shared power to vote or to direct the vote 594,000

(iii) Sole power to dispose or to direct the disposition of 667,523

(iv) Shared power to dispose or to direct the disposition of 594,000

The number of shares reported above includes 571,200 shares of Common Stock owned by Mr. Strid’s spouse and 22,800 shares of Common Stock owned by Mr. Strid’s child. Mr. Strid disclaims beneficial ownership of the shares owned by his child. Percentage is calculated based on 16,218,428 shares of Common Stock outstanding as of December 31, 2013.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2013
Date

/s/ Eric W. Strid
Signature

Eric W. Strid
Name/Title